SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of June, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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Attached hereto and incorporated by reference herein is the Management's
Discussion and Analysis of Financial Condition and Results of Operations for Tefron Ltd. for the first quarter of 2008.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TEFRON LTD.

                                   (Registrant)


                                   By: /s/ Asaf Alperovitz
                                   -----------------------
                                   Asaf Alperovitz
                                   Chief Financial Officer


                                   By: /s/ Hanoch Zlotnik
                                   ----------------------
                                   Hanoch Zlotnik
                                   Treasurer

Date: June 2, 2008


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                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Tefron Ltd. manufactures intimate apparel, active wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target, The Gap, J.C Penny, lululemon athletica, Warnaco/Calvin Klein, Patagonia, Reebok, Swimwear Anywhere, Abercombie & Fitch and El Corte Englese, as well as other well known retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, day-wear, nightwear, bodysuits, swimwear, beach-wear, active-wear and accessories.

     We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

THREE MONTHS ENDED MARCH 31, 2008

     SALES

     Sales for the first quarter ended March 31, 2008 increased by 4.5% to $50.9 million, compared to sales of $48.8 million for the first quarter ended March 31, 2007. This increase in revenues was due to an increase in sales of swimwear, including revenues delayed from the fourth quarter of 2007 and an increase in sales of active-wear products. This increase was partly offset by a reduction in sales of intimate apparel products.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 13.1% to $44.6 million in the first quarter of 2008, as compared to $39.5 million in the equivalent period of 2007. As a percentage of sales, cost of sales increased from 80.9% in the first quarter of 2007 to 87.6% in the first quarter of 2008. This increase was primarily due to the significant devaluation of the US Dollar versus the NIS, the higher proportion of Cut & Sew products in the active-wear sales mix which have a lower profitability than those of the seamless products and the continuing short-term manufacturing challenges faced in the Hi-Tex division associated with the introduction of new and complex products, and short production runs.


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     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 44.1% to $6.2 million in the first quarter of 2008 as compared to $4.3 million in the equivalent period of 2007. As a percentage of sales, selling, general and administrative expenses increased to 12.2% in the first quarter of 2008 as compared to 8.8% in the first quarter of 2007. This increase was primarily due to an increase in export freight costs as a result of different shipping terms with some of our customers obligating us to deliver our goods to the customers' site, an increase in air freight charges due to late shipments and the significant devaluation of the U.S dollar versus the NIS. In addition, the results of the first quarter of 2007 included a gain on sale of computer equipment to AlbaHealth, our former subsidiary.

     FINANCING EXPENSES, NET

     Financing expenses, net, were $1.2 million in the first quarter of 2008, compared to $0.4 million in the equivalent period of 2007. This increase was mainly due to the significant devaluation of the US Dollar versus the NIS, which increased the US Dollar value of our NIS denominated liabilities.

     INCOME TAXES

     Tax benefit for the first quarter of 2008 was $0.4 million, as compared to tax expense of $0.8 million for the first quarter of 2007. The primary reason for this decrease was the pretax loss which was $1.1 million for the first quarter of 2008, as compared to a pretax income of $4.6 million for the first quarter of 2007.

     LIQUIDITY AND CAPITAL RESOURCES

     During the first quarter of 2008, the Company had a negative cash flow from operations of $4.6 million compared to a positive cash flow of $5.4 million during the first quarter of 2007. Additionally, the Company received net proceeds of $5.7 million from sales of marketable securities and repayment of deposits and proceeds of $6.0 from long-term bank loans. These proceeds were used to repay $6.7 million in bank debt, to purchase $1.4 million in property, plant and equipment, net, and together with other cash flow activities, decreased cash and cash equivalents balance by $1.0 million from $2.4 million at December 31, 2007 to $1.4 million at March 31, 2008. The balance of cash and cash equivalents, together with deposits and marketable securities, decreased from $16.4 million at December 31, 2007 to $9.9 million at March 31, 2008.


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